JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

December 5, 2024

Ms. Rebecca Marquigny

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETF Opportunities Trust (File Nos. 333-234544 and 811-23439)
Tuttle Capital Congressional Trading ETF

Dear Ms. Marquigny:

This letter provides the responses of ETF Opportunities Trust (the “Trust” or the “Registrant”) to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) that you provided to Practus, LLP. The comments related to Post-Effective Amendment (“PEA”) No. 139 to the registration statement of the Trust, which was filed on June 11, 2024, under Rule 485(a) of the Securities Act of 1933, as amended. The PEA was filed to register shares of a new series of the Trust, the Tuttle Capital Congressional Trading ETF (the “Fund”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the PEA.

General Comments

●	Please file this comment response letter on EDGAR such that the Staff has at least five business days to review.
●	Please also apply any new or revised disclosure in one section to similar disclosure in other sections throughout the registration statement. Identify and explain any variations in the disclosures.
●	Where a reply contemplates revised disclosure, include proposed new language in the response.
●	Please complete any instances in which material information is missing or bracketed.

Response:       The Trust acknowledges the points made above in the “General Comments.”

1.	Comment: Please update the ticker information in EDGAR and add the name of the listing exchange on the first page of the prospectus.

Response:       Registrant has updated this information on EDGAR.

Ms. Rebecca Marquigny U.S. Securities and Exchange Commission December 5, 2024

2.	Comment: Items 2 through 8 of Form N-1A can only include information permitted or required by those items. Please use the prescribed language in Form N-1A for the Fee Table preamble.

Response:       The Trust has revised the disclosure to address the Staff’s comment.

3.	Comment: Please confirm that with the exception of the advisory fees, other expenses are either less than one basis point or show the aggregate value of those other expenses in the Fee Table under other expenses. Otherwise supplementally explain why those excluded expenses don’t represent expenses that shareholders pay directly and disclose who pays them.

Response:       The Investment Advisory Agreement provides for the Adviser to pay most of the Fund’s expenses, with certain exceptions, as described in the prospectus. The expenses that are not paid by the Adviser are expected to be less than one basis point.

Principal Investment Strategies

4.	Comment: The prospectus describes the initial investment universe as publicly reported holdings of key congressional committee members but does not tie this strategy to the Fund’s investment objective. Please clarify the disclosure to explain how the strategy design will identify portfolio holdings likely to achieve the Fund’s investment objective, and why the strategy mimics the investment behavior of Congressional representatives who have holdings of companies under their legislative oversight.

Response:       The Trust has revised the disclosure to address the Staff’s comment.

5.	Comment: Please clarify the Adviser’s primary assumptions, and, if correct, explicitly disclose: (1) that the Adviser intends to simulate the investment trends of Congresspeople who profit the most from financial investments aligned with membership on congressional committees; and (2) that the Adviser believes that the corresponding portfolio will achieve the Fund’s intended total return goals.

Response:       The Trust has revised the disclosure to address the Staff’s comment.

6.	Comment: The prospectus states that the Adviser “will obtain and use information derived by others from PTRs filed by U.S. Congresspeople . . . .” For disclosure analysis purposes, please supplementally explain the following to the Staff: (1) who are the “others” who provide this data? (2) what is the meaning of “derived”? (3) what is the cost of obtaining such data? (4) who pays that cost? (5) what due diligence does the Adviser perform to ensure the data supporting the strategy is complete and accurate? The Staff notes that it may suggest additional disclosure revisions based on the Registrant’s response.

Response:       There are a number of services that provide this data, including Unusual Whales, which the Adviser currently utilizes. Unusual Whales analyzes the information contained in PTRs filed by U.S. Congresspeople and prepares a report containing various statistics, including the estimated returns on each reporting Congressperson’s portfolio (as reported in PTRs filed by them). The Adviser currently pays $2,000 per month to receive this information.

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Ms. Rebecca Marquigny U.S. Securities and Exchange Commission December 5, 2024

7.	Comment: The applicable selection criteria define the initial investment pool and the portfolio’s construction. The prospectus states that “the selection criteria may evolve over time to adapt to changes in legislative dynamics and market conditions.” Please expand on this statement. If these selection criteria changes could have a material impact on portfolio composition or construction revise the strategy disclosure accordingly. Explain the relevant circumstances (e.g. particular legislative dynamics and market conditions) in greater detail. Using concrete terms and practical examples, disclose how the Adviser will recognize these conditions and the expected impact they will have on the Fund’s portfolio and performance.

Response:       The Trust has revised the disclosure to address the Staff’s comment.

8.	Comment: In the Staff’s view, the current selection criteria and process could be enhanced. Generally, the Staff believes the language describing the portfolio components, construction process, and maintenance strategy should be clarified (e.g., “historical performance,” “seniority,” “range of transaction values,” “midpoint of these ranges,” “three-year look back period,” “best performance over time,” . . . etc.). Finally, some statements describe very specific portfolio weighting instructions without the context required to understand how they work (e.g., page 2 paragraph 4, 5th sentence “When multiple PTRs are made available on the same day by different U.S. Congresspeople, trades of the same equity securities will be netted for purposes of adjusting the Fund’s portfolio”). Please consider reorganizing and rewriting the disclosure so it is easier to follow, and so that it explains what drives portfolio changes and the direction they will go. In clarifying the disclosure, please consider addressing the following factors:

1.	How the Adviser decides which Congresspeople’s investments are included in, or excluded from, the initial investment pool;
2.	How the initial portfolio constituents are chosen from that pool and weighted;
3.	Whose subsequent transaction data will be relevant to the portfolio’s maintenance;
4.	The scope of events that will trigger changes to the Fund’s existing holdings;
5.	How holdings are adjusted in response to follow-up data generally and specific events in particular (e.g., congressional committee changes, election transitions); and
6.	The discretion the Adviser can exercise in response to these parameters (e.g., type of decisions, degree of impact on tracking, relevant circumstances, etc.).

Response:       The description of the Fund’s investment process has been substantially revised to address the Staff’s comment.

9.	Comment: Please clarify whether the strategy is intended to track the investment activity of only those Congresspeople whose holdings are represented when the initial portfolio is created or if that base portfolio is adjusted using all PTR data the Adviser receives thereafter (i.e., will the Adviser consider the trading of all Congresspeople, regardless of seniority, committee membership, investment history, etc., or the trading of Congresspeople who meet the relevant selection criteria at the time of the trade indicated in the subsequent PTR). Please clarify.

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Ms. Rebecca Marquigny U.S. Securities and Exchange Commission December 5, 2024

Specifically discuss the criteria that determine which PTRs will trigger the portfolio tracking adjustments referenced in the last sentence of the second paragraph on the second page of the prospectus, and the last half of the fourth paragraph. For context, explain the purpose the various exclusion and netting rules serve and how they apply at times of significant transition in congressional membership (e.g., is the entire portfolio ever rebalanced?). Are portfolio holdings adjusted when Congresspeople get married or divorced? Address the strategic assumptions and principles in sufficient detail to convey the intended strategy concept without unnecessary granularity.

Response:       The description of the Fund’s investment process has been substantially revised to address the Staff’s comment.

10.	Comment: The third sentence of the fourth paragraph of the prospectus refers to “trades from the members that have generated the best performance over time….” Please clarify what “over time” means (i.e. a month, 2 years, one legislative session, from election to election). In the penultimate paragraph. The prospectus states that “[t]rades reported in an individual PTR as bought and sold are excluded.” Please explain what this means in practical terms.

Response:       The description of the Fund’s investment process has been substantially revised to address the Staff’s comment.

11.	Comment: The prospectus states that, “[t]he Fund will also exclude transactions in the securities underlying of [sic] any reported options contract trades.” How does the Adviser distinguish between purchases or sales that are related to settlement of an options contract and those that may be netted? Do PTRs provide this information or does the Adviser get this information through a third-party data service?

Response:       The Fund will not exclude reported options contract trades, which will be treated the same as a purchase in the underlying security. The disclosure has been revised to reflect this.

12.	Comment: The Prospectus states that the Fund will transact in sector specific mutual funds and ETFs reported to have been traded on PTRs, but will exclude index funds or ETFs that track broad-based indices. Please explain how the Adviser analyzes ETFs to determine those that track broad-based indices. For example, does this mean that only passively managed ETFs tracking broad based indices will be excluded? What about actively managed ETFs that track broad-based indices to obtain leveraged returns? Does the portfolio manager make these decisions on a case-by-case basis? While the granular detail responsive to this comment need not be provided in Item 4, these details should be provided in the Item 9 disclosure.

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Ms. Rebecca Marquigny U.S. Securities and Exchange Commission December 5, 2024

Response:       The Trust has revised the disclosure to address the Staff’s comment.

Prospectus – Principal Risks

13.	Comment: Please consider adding a principal risk factor specifically focused on issues related to the Fund’s reliance on data providers for its investment strategy.

Response:       The Adviser has informed us that the analysis done by the data provider could be handled in house by the Adviser, if necessary or less costly. Accordingly, the principal risk factor being suggested by the Staff is not being added to the disclosure.

14.	Comment: With a view toward potential risk disclosure, please supplementally provide the Staff with information regarding the Adviser’s resources, systems, research capabilities, and personnel generally.

Response:       As noted above, the Adviser will receive data and analyze data from one or more third party services, including Unusual Whales, and has four capital markets professionals to analyze the data received.

15.	Comment: Please tailor “Active Management Risk” to discuss the unique judgement errors inherent in PTR based strategies.

Response:       The Trust has revised the disclosure to address the Staff’s comment.

16.	Comment: With respect to “Growth Stock Investment Risk,” nothing in the strategy indicates that growth factors are considered in the stock selection process. Please add corresponding principal investment strategy disclosure or delete this risk factor.

Response:       The Fund does not specifically seek to invest in growth stocks, but it is possible that it will do so depending upon the trading of Congresspeople. The Trust believes that the risk factor should be included.

17.	Comment: U.S. Congresspeople Investing Risk. The selection criteria appear to consider congressional committee participation but does not indicate how. If committee participation will cause particular sectors/industries to be more (or less) represented than others identify the risks of relevant sectors/industry exposures. If they are not yet known, confirm that the principal strategy and risk disclosures will be revised if/when warranted by the Fund’s corresponding sector/industry holdings.

Response:       The Adviser does not know whether the selection criteria will result in particular sectors to be more (or less) represented than others, although the Fund will limit investment in any industry or group of industries to 25% of its assets, as stated in the response to Comment 18 below. The Registrant will revise the principal strategies and risk disclosure if it deems it to be appropriate in the future.

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Ms. Rebecca Marquigny U.S. Securities and Exchange Commission December 5, 2024

18.	Comment: Non-Diversification Risk. While the risks of non-diversification are disclosed, it is unclear how the Fund’s strategy is compatible with its fundamental policy prohibiting industry concentration. Please supplementally explain how the Adviser will address this concern. The Staff may have additional comments and disclosure revisions depending on the Registrant’s response.

Response:       The Fund will not concentrate in any industry or group of industries. As a result, to the extent that the Fund’s investment process results in more than 25% of the Fund’s assets being invested in the securities of issuers in the same industry or group of industries, the Fund would limit such investments to 25% of its assets.

19.	Comment: In the “Performance” section, the prospectus does not indicate that the performance information will be available on the Adviser’s website. Please revise or explain.

Response:       The disclosure has been updated to include a reference to the Fund’s website at which performance information will be available.

20.	Comment: The Item 9 disclosure states that “[t]he Fund will attempt to replicate the trades of equity securities of publicly traded companies made by sitting U.S. Congresspeople and/or their family members while in office.” Neither the term “replicate” nor the parameters governing it are defined in the Item 4 or Item 9 strategy disclosure (e.g., is it an 80% strategy, will the fund use derivatives to replicate exposure indirectly, what about representative sampling?). In the Item 9 disclosure, please define the term “replicate” describe the parameters governing this term.

Response:       This disclosure has been revised to conform to the Item 4 disclosure.

21.	Comment: Please clarify how the Adviser will determine how and when to take a temporary defensive position in light of its strategy.

Response:       The Trust has revised the disclosure to address the Staff’s comment.

Statement of Additional Information

22.	Comment: The Fund’s fundamental policies prohibit concentration, but the operation of that caveat language is unclear. Supplementally explain to the Staff the meaning of the following language: “With respect to the Fund’s Fundamental Policy #4 as described above, the Fund will consider, to the extent practicable and consistent with applicable rules, regulations of the SEC and applicable guidance from the staff of the SEC, investments of its underlying investment companies when determining its compliance with the policy.”

Response:       The language states that for purposes of its fundamental policy regarding concentration, the Fund will look through to the investments of underlying investment companies in which the Fund may invest, if any, if it is practical to do so and if there is applicable guidance from the Staff or the Commission requiring it to do so.

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Ms. Rebecca Marquigny U.S. Securities and Exchange Commission December 5, 2024

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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